September 30, 2021

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention:	Patrick Costello
Wilson Lee
Pamela Long
Peter McPhun

Re:	Douglas Elliman Inc.
Draft Registration Statement on Form 10
Confidentially Submitted on August 24, 2021
CIK No. 0001878897

Ladies and Gentlemen:

This letter responds to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”), dated September 20, 2021, regarding the Registration Statement on Form 10 of Douglas Elliman Inc. (the “Company”) confidentially submitted by the Company on August 24, 2021. The Company’s response to the comment letter follows.

Registration Statement on Form 10

Draft Information Statement, Exhibit 99.1

Real Estate Technology, page 5

1.

Please revise your graphic presentation on pages 5 and 54, and the surrounding text as appropriate, to clarify what the graphic is intended to depict, and your relationship to the other companies whose logos appear therein. It is unclear whether these are vendors, clients or investees. Please also clarify the significance of these parties to the company’s operation and assets, and provide quantitative information, if available, to help investors understand whether they are material or representative. Lastly, please ensure that the graphic presentation is of high enough resolution and type size that all information is legible.

Company Response: The Company respectfully advises the Staff that it has revised the graphic presentation on pages 5 and 54 of the Information Statement and the disclosure on pages 6 and 55 of the Information Statement in response to the Staff’s comment (i) to clarify that the graphic is intended to depict the Company’s PropTech investments and (ii) to clarify the significance of these PropTech companies to the Company’s business.

Risk Factors, page 28

2.

We note that you intend to invest in minority stakes in PropTech partners. Please tell us what consideration you have given to including a risk factor regarding compliance with the registration requirements of the Investment Company Act of 1940. Also in your disclosure on page 53, please explain who your stakeholders are that benefit from your investment in these partners, and why an investment is preferred or is needed in order to use their services, as opposed to maintaining only a vendor or other contractual relationship.

Company Response: For the information of the Staff, as set forth on page 6 of the Information Statement, as of August 23, 2021, the Company had invested approximately $6.3 million in PropTech companies. As of June 30, 2021, the Company had approximately $525 million in total assets. In response to the Staff’s comment, the Company has revised the disclosure on page 37 of the Information Statement to include a risk factor regarding the risks of regulation under with the Investment Company Act of 1940. In addition, the Company has revised the disclosure on pages 4 and 52 to explain why the Company invests in these PropTech companies instead of entering into other contractual relationships.

Risk Associated with our Real Estate Services Business, page 29

3.

We note your statement that your business is subject to the federal government’s monetary policies. Please revise this risk factor to explain more specifically the material risks that monetary policy poses to your business.

Company Response: In response to the Staff’s comment, the Company has revised the risk factor disclosure on page 29 of the Information Statement to describe with greater specificity the material risks changes to U.S. monetary policy may pose to the Company’s business.

Unaudited Pro Forma Condensed Combined Consolidated Financial Information, page 62

4.

We note that you have included pro forma condensed combined consolidated financial information for the last twelve months ended June 30, 2021 because unusual events, primarily as a result of the COVID-19 pandemic in 2020 caused the most recent twelve month period to be more representative of normal operations. Please clarify your basis in GAAP or other authoritative literature that indicates that presentation of such financial information for the period chosen is appropriate.

Company Response: As noted by the Staff, the Company has presented unaudited pro forma condensed combined consolidated financial information for the last twelve months ended June 30, 2021 because unusual events, primarily as a result of the COVID-19 pandemic in 2020, have occurred and, as a result of those unusual events, the Company believes that the most recent twelve-month period is more representative of normal operations of Douglas Elliman than the year ended December 31, 2020.

In presenting unaudited pro forma condensed combined consolidated financial information for the last twelve months ended June 30, 2021, the Company has relied on Item 11-02(c)(4) of Regulation S-X, which provides as follows:

“Whenever unusual events enter into the determination of the results shown for the most recently completed fiscal year, the effect of such unusual events should be disclosed and consideration should be given to presenting a pro forma condensed statement of comprehensive income for the most recent twelve-month period in addition to those required in paragraph (c)(2)(i) of this section if the most recent twelve-month period is more representative of normal operations.”

As stated above, the Company believes that the presentation for the most recent twelve-month period pursuant to Item 11-02(c)(4) of Regulation S-X is appropriate given that unusual events, which have been disclosed, primarily as a result of the COVID-19 pandemic in 2020, have occurred and, as a result of those unusual events, the most recent twelve-month period ended June 30, 2021 is more representative of normal operations of Douglas Elliman than the year ended December 31, 2020.

Management’s Discussion & Analysis of Financial Condition and Results of Operations, page 68

5.

We note that you disclose material events associated with the COVID-19 pandemic, and positive trends in the housing market in this section. Please revise as necessary to ensure that you have fully addressed any other known trends, events and uncertainties that may have a material impact on your liquidity, capital resources, and business operations.

Company Response: For the supplemental information of the Staff, the Company affirms that the disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Information Statement, including on page 70 and elsewhere therein that has been further revised for more recent events, fully addresses known trends, events and uncertainties that the Company believes may have a material impact on the Company’s liquidity, capital resources, and business operations.

Corporate Governance, page 86

6.

We note that you do not discuss director independence in your Corporate Governance section. Please revise this section and identify each director that is independent under the independence standards that are applicable to you, and to address all of the disclosures required by Item 407(a) of Regulation S-K.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on page 87 of the Information Statement to address all of the disclosures required by Item 407(a) of Regulation S-K, including addition of a description of the director independence standards applicable to the Company and the identification of each director that will qualify as independent under such independence standards.

Exclusive Jurisdiction of Certain Actions, page 117

7.

Please ensure that your descriptions of the exclusive jurisdiction provision here and in the risk factor on page 46 are consistent. For example, we note that the risk factor states that claims under the Securities Act may be brought in Delaware Chancery Court or in federal court, while the discussion on page 117 states that they must be brought in federal court. Please also ensure that your charter, when filed, is consistent with the description of this provision.

Company Response: In response to the Staff’s comment, the Company has revised the description of the exclusive jurisdiction provision on page 46 of the Information Statement to be consistent with the description on page 118 of the Information Statement.

* * * * * *

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact Robert W. Downes at (212) 558-4312.

Sincerely,

/s/ J. Bryant Kirkland III
J. Bryant Kirkland III
Chief Financial Officer

cc:	Robert W. Downes, Esq., Sullivan & Cromwell LLP
John Gordon, Deloitte & Touche LLP